

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 31, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of Beneficial Interest, $0.01 par value per share, of Amplify Inflation Fighter ETF, a series of Amplify ETF Trust under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company